EX. 21.00



 SUBSIDIARIES OF THE REGISTRANT

 The subsidiary of the Registrant is: Abidon Inc., dba East State Antique Mall. The business is located in Rockford, Illinois at two locations: 5301
 E. State Street and 5411 E. State Street.